Consolidated Statements of Income (unaudited) Nine months ended September 30, 2025 and 2024 Dollars in thousands, except per share amounts Interest Income: 2025 2024 Loans $ 39,983 $ 37,170 Federal funds sold and deposits in banks 181 104 Securities available for sale and held to maturity Taxable 10,268 11,436 Tax-exempt 3,249 4,225 Total interest and dividend income 53,681 52,935 Interest Expense: Deposits 11,711 10,175 Borrowings 2,207 5,231 Subordinated debt 1,657 1,332 Total interest expense 15,575 16,738 Net interest income 38,106 36,197 (Reversal of) provision for credit losses (429) 2,983 38,535 33,214 Net interest income after (reversal of) provision for credit losses Non-interest Income: Service charges on deposit accounts 1,305 1,307 Merchant and interchange income 2,552 2,559 Income from investments in life insurance 1,069 731 Leased solar equipment income 1,608 1,608 Net gain on sales of securities - 811 Net gain on sale of premises and equipment 423 23 Other 5,636 1,899 Total non-interest income 12,593 8,938 Non-interest Expenses: Salaries and employee benefits 24,106 22,260 Occupancy and equipment 2,750 2,658 Depreciation of leased solar equipment 1,562 1,562 Data processing expenses 4,429 4,165 Merchant and interchange expenses 675 663 State and local taxes 1,046 986 Other 4,494 4,221 Total non-interest expense 39,062 36,515 Income before taxes 12,066 5,637 Income tax expense 1,951 600 Net Income $ 10,115 $ 5,037 Basic earnings per share $ 63.50 $ 31.62 Book value per share $ 897.96 $ 832.35 Tangible book value per share $ 790.57 $ 724.96

Consolidated Balance Sheets (unaudited) September 30, 2025 and 2024 Dollars in thousands, except per share amounts   Assets 2025 2024 Cash and due from banks $ 30,106 $ 27,978 Interest bearing deposits in banks 40,392 6,942 Cash and cash equivalents 70,498 34,920 Securities available for sale carried at fair value 525,639 578,370 Securities held to maturity carried at amortized cost 27,387 36,080 Federal Home Loan Bank stock, at cost 2,349 6,773 Loans held for investment 903,128 886,967 Allowance for credit losses - loans (9,338) (9,830) Net loans 893,790 877,137 Solar equipment leased to others, net 40,113 42,195 Premises and equipment, net 20,037 21,332 Intangible assets 17,105 17,105 Accrued interest receivable 6,050 6,683 Cash value of life insurance 37,307 33,575 Net deferred tax asset 18,572 20,194 Other assets 9,043 12,246 Total assets $ 1,667,890 $ 1,686,610 Liabilities and Shareholders’ Equity Deposits Non-interest bearing $ 440,724 $ 427,446 Savings and interest-bearing demand 726,575 716,942 Time 253,447 205,676 Total deposits 1,420,746 1,350,064 Subordinated debt, net of unamortized costs 35,000 34,912 Federal Home Loan Bank advances and other borrowed money 30,000 128,540 Accrued interest payable 2,442 2,282 Other liabilities 36,676 38,236 Total liabilities 1,524,864 1,554,034 Shareholders’ Equity Common stock Class A, voting, no par value; 1,000,000 shares authorized; issued and outstanding – 15,928 shares 4,304 4,304 Class B, non-voting, no par value; 9,000,000 shares authorized; issued and outstanding – 143,352 shares 15,828 15,828 Retained earnings 171,035 162,956 Accumulated other comprehensive loss (48,141) (50,512) Total shareholders’ equity 143,026 132,576 Total liabilities and shareholders’ equity $ 1,667,890 $ 1,686,610